PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 857) FORM OF PROXY FOR THE 2023 FIRST EXTRAORDINARY GENERAL MEETING TO BE HELD ON THURSDAY, 9 NOVEMBER 2023 Number of shares to which this Proxy relates1 Type of shares (A Shares or H Shares) to which this Proxy relates1 I/We2 of (address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the "Company") hereby appoint the Chairman of the EGM (as defined below) or3 of as my/our proxy to attend, act and vote for me/us and on my/our behalf at the 2023 first extraordinary general meeting of the Company to be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 9 November 2023 at 9:00 a.m. and at any adjournment thereof (the "EGM") as hereunder indicated in respect of the resolutions set out in the notice of EGM, and, if no such indication is given, as my/our proxy thinks fit. ORDINARY RESOLUTIONS FOR4 AGAINST4 ABSTAIN4 1. To consider and approve the following resolution in respect of continuing connected transactions: "THAT, as set out in the circular dated 20 September 2023 issued by the Company to its shareholders (the "Circular"): the new comprehensive agreement entered into between the Company and China National Petroleum Corporation ( ) on 30 August 2023 (the "New Comprehensive Agreement") be and is hereby approved, ratified and confirmed; and the chief financial officer of the Company be and is hereby authorized to make any amendment to the New Comprehensive Agreement as he/she thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his/her opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transaction; and the non-exempt continuing connected transactions under the New Comprehensive Agreement and their proposed annual caps, which will be in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby approved." 2. To consider and approve the following resolution in respect of continuing connected transactions: "THAT, as set out in the Circular: the financial services agreement entered into between the Company and China Petroleum Finance Company Limited ( ) on 30 August 2023 (the "Financial Services Agreement") be and is hereby approved, ratified and confirmed; and the chief financial officer of the Company be and is hereby authorized to make any amendment to the Financial Services Agreement as he/she thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his/her opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transaction; and the non-exempt continuing connected transactions under the Financial Services Agreement and their proposed annual caps, which will be in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby approved." 3. To consider and approve the resolution of the election of Mr. Zhang Daowei as a director of the Company.

SPECIAL RESOLUTION FOR4 AGAINST4 ABSTAIN4 4. To consider and approve the resolution of the amendments to the rules of procedures and organization of the supervisory committee of the Company. Date: 2023 Signature(s)5: Notes: 1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates. 2. Please insert the full name(s) (in Chinese or in English) and address (as shown in the register of members) in BLOCK LETTERS. 3. If any proxy other than the Chairman of the EGM is preferred, please delete the words "the Chairman of the EGM (as defined below) or" and insert the name and address of the proxy desired in the space provided. A Shareholder may appoint one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company. A proxy of a Shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALED BY THE PERSON WHO SIGNS IT. 4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED: "ABSTAIN". THE SHARES ABSTAINED WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY. ANY VOTE WHICH IS NOT FILLED OR FILLED WRONGLY OR WITH UNRECOGNIZABLE WRITING OR NOT CASTED WILL BE COUNTED AS "ABSTAINED". If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his or her discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM. 5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorized to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other document of authorization, must be notarized. 6. Where there are joint holders of any shares of the Company, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such shares as if he/she/it were solely entitled thereto. However, if more than one of such joint holders is present at the EGM, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof. 7. To be valid, for holders of A Shares, this form of proxy, together with the notarized power of attorney or other document of authorization (if any), must be delivered to the Board of Directors Office at Room 0612, Block C, PetroChina Building, No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by not later than 9:00 a.m. on Wednesday, 8 November 2023). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period. PERSONAL INFORMATION COLLECTION STATEMENT Your supply of your and your proxy's (or proxies') name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the general meeting (the "Purposes"). We may transfer your and your proxy's (or proxies') name(s) and address(es) to our agent, contractor or third-party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy's (or proxies') name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) and any such request should be in writing by mail to the Company's principal place of business in Hong Kong at Unit 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong, PRC.